UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: CLAREMONT SHARES TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

104 Summit Avenue, Box 80, Summit, New Jersey 07902-0080

Telephone Number (including area code): (866) 459 — 2772

Name and address of agent for service of process:

Don E. Felice, Esquire, c/o Montgomery, McCracken, Walker & Rhoads, LLP, 123 South Broad Street, 25th Floor, Avenue of the Arts, Philadelphia, PA 19109

Copies of service of process to:

Gerald P. Sullivan, c/o Claremont Shares Trust, 104 Summit Avenue, Box 80, Summit, New Jersey 07902-0080

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Summit and the State of New Jersey on the 27th day of July, 2009.

CLAREMONT SHARES TRUST

		By:	/s/ Gerald P. Sullivan
		Name:	Gerald P. Sullivan
		Title:	President
ATTEST:

/s/ Laura M. Sullivan
Name:	Laura M. Sullivan
Title:	Secretary